Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC Pink - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

GOLD STANDARD INCREASES INVESTMENT IN BATTLE MOUNTAIN
ROYALTY NOW REDUCED ON THE LEWIS GOLD PROJECT

Vancouver, British Columbia September 23, 2016 – Battle Mountain Gold Inc. (“Battle Mountain” or the “Company”) (TSX-V: BMG) advises that further to our news release of June 16, 2016 (the “June News Release”), the Company has issued a total of 6,126,185 additional shares to Gold Standard Ventures Corp. (“GSV”). GSV has now exercised all of its 5,240,717 warrants (the “Warrants”) to acquire an additional 5,240,717 common shares of Battle Mountain (the “Warrant Shares”) at a price of CAD $0.37 per share for an aggregate purchase price of CAD $1,939,065 (the “Warrant Purchase Price”). In addition to the Warrant Shares, 885,468 shares have been issued on the basis set out in the paragraph following.

The gross proceeds from the exercise of the Warrants are being applied by Battle Mountain to partially fund a buy-down (the “Royalty Buy-Down”) of the existing royalty for gold and silver (the “Royalty”) on Battle Mountain’s Lewis Gold Project in Lander County, Nevada, U.S.A. from 5% to 3.5% and the conversion of the Royalty from a gross royalty to a net smelter returns royalty. GSV also advanced an additional CAD $416,170 to Battle Mountain (the “Additional Advance”) to fund the balance of the Royalty Buy-Down. GSV has advised that the Warrant Purchase Price and the Additional Advance totalling USD $1,850,000 (translated as CAD $2,355,235) have been funded by GSV through a combination of USD $925,000 cash and 532,864 common shares of GSV at a deemed price of USD $1.7359 (CAD $2.21) per share paid by GSV directly to the arm’s length holder of the Royalty. Battle Mountain has now settled the Additional Advance from Gold Standard through the issuance of 885,468 common shares of Battle Mountain (the “Additional Advance Shares”) at a fair value of CAD $0.47 per share.

Prior to the issue by BMG of the Warrant Shares and the Additional Advance Shares, GSV owned 10,481,435 common shares of Battle Mountain. With the exercise of the Warrants and the issuance of the Additional Advance Shares, GSV now holds 16,607,620 common shares or approximately 28.2% of Battle Mountain’s issued and outstanding common shares. In accordance with the policies of the TSX Venture Exchange, the Additional Advance Shares are subject to a hold period expiring January 17, 2017.

GSV has advised that the Warrant Shares and Additional Advance Shares have been acquired by GSV as principal for investment purposes and that GSV has no present intention to acquire further securities of Battle Mountain although GSV may in the future and in accordance with applicable securities laws, increase or decrease its investment in Battle Mountain by acquiring or disposing of other securities of Battle Mountain, through the market, privately or otherwise, depending on market conditions or any other relevant factors.

GSV has agreed to vote its shares of Battle Mountain in accordance with the recommendations of Battle Mountain’s board of directors until November 6, 2017 and give Battle Mountain prior notice of any sales of shares exceeding 2% of Battle Mountain’s then issued and outstanding shares in any 15 day period for so long as GSV owns not less than 9.9% of Battle Mountain’s issued and outstanding shares.

The Warrants now having been exercised, a report respecting the acquisition of the Warrant Shares and the Additional Advance Shares is being electronically filed by GSV with the applicable securities commission in each jurisdiction where Battle Mountain is reporting and will be available for viewing through the Internet at the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Battle Mountain Gold Inc.
News Release
September 23, 2016
Page 2 of 2

Additional Royalty reduction option

As set out in the June News Release, Battle Mountain and GSV have the collective right to further reduce the Royalty from 3.5% to 2.5% by paying the royalty holder the amount of USD $2,150,000, payable one-half in cash and one-half in GSV shares, for a two year period which may be extended for a further one year upon payment of an additional USD $250,000.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com

On behalf of the Board of Directors of
BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.

This news release includes and is qualified by the Cautionary Statements following.

Cautionary Statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the future plans and intentions of GSV with respect to the Company’s securities, our future potential project economics and project attractiveness in the marketplace and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, conditions in the capital markets, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.